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                                                              OMB APPROVAL
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                             UNITED STATES              OMB Number:    3235-0058
                  SECURITIES AND EXCHANGE COMMISSION    Expires:  March 31, 2006
                        Washington, D.C. 20549
                                                        Estimated average burden
                                                        hours per response..2.50
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                                                            SEC FILE NUMBER
                              FORM 12b-25                       0-50119
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                                                             CUSIP NUMBER
                      NOTIFICATION OF LATE FILING       ------------------------

(Check One) [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
            [_] Form 10-D [_] Form N-SAR[_] Form N-CSR

            For Period Ended: June 30, 2005

            [_] Transition Report on Form 10-K

            [_] Transition Report on Form 20-F

            [_] Transition Report on Form 11-K

            [_] Transition Report on Form 10-Q

            [_] Transition Report on Form N-SAR

            For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


IMAGE INNOVATIONS HOLDINGS INC.
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Full Name of Registrant

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Former Name if Applicable

432 PARK AVENUE SOUTH
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Address of Principal Executive Office (Street and Number)

NEW YORK, NY 10022
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |    (a)   The reasons described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable effort or
       |          expense;
       |    (b)   The subject annual report, semi-annual report, transition
[X]    |          report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
       |          N-CSR, or portion thereof, will be filed on or before the 15th
       |          calendar day following the prescribed due date; or the subject
       |          quarterly report or transition report on Form 10-Q or subject
       |          distribution report on Form 10-D, or portion thereof, will be
       |          filed on or before the fifth calendar day following the
       |          prescribed due date; and
       |    (c)   The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 by the prescribed filing deadline without unreasonable effort or expense. The principal cause of the delay is attributable to the Registrant's present limited personnel, which has resulted in the inability of management to fully review the Registrant's financial information and timely prepare the management discussion and analysis required by Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Michael Preston              (845)               494-5049
      --------------------------------   -----------   -------------------------
                  (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that a significant change in its results of operations from the quarter ended June 30, 2004 will be reflected in the consolidated statements of operations to be included in its Form 10-QSB for the period ended June 30, 2005. Specifically, revenue for the quarter ended June 30, 2004 was $738,357 as compared with revenue for the quarter ended June 30, 2005, which is anticipated to be approximately $48,000; and net loss for the quarter ended June 30, 2004 was $633,238 as compared with net loss for the quarter ended June 30, 2005, which is anticipated to be approximately $2.4 million. These substantial decreases in revenue and net income are principally attributable to a temporary over-supply of product in the cruise-line industry as well as a significant increase in the Registrant's overhead resulting from a settlement with a former financial advisor to the Registrant as well as the establishment by the Registrant of a bad debts provision of approximately $600,000.

                         IMAGE INNOVATIONS HOLDINGS INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  August 15, 2005                          By:  /s/    Michael Preston
                                                     ---------------------------
                                                     Michael Preston
                                                     Chief Executive Officer